UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PAVMED INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

70423R 110

(CUSIP Number of Common Stock Underlying Warrants)

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165
Telephone: (212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
New York, New York 10174
Telephone: (212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)(2)
$28,427,503.05	$3,539.22

(1)	Estimated for purposes of calculating the amount of the filing fee only for an offer to exercise warrants to purchase an aggregate of 10,567,845 shares of common stock (the “Offer to Exercise”), representing warrants issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO, each with an exercise price of $5.00 per share. The transaction value is calculated pursuant to Rule 0-11 using $2.69 per share of common stock, which represents the average of the high and low sales price of the common stock on January 5, 2018, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001245.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[  ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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ITEM 1. SUMMARY TERM SHEET.

The information under the heading “Summary of Terms” in the Offer to Exercise filed as Exhibit (a)(1)(B) to this Schedule TO (“Offer to Exercise”) is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company (issuer) and filing person (offeror) is PAVmed Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are One Grand Central Place, Suite 4600, New York, New York 10165, telephone (212) 949-4319.

(b) As of December 31, 2017, the Company had outstanding warrants to purchase 10,567,845 shares of the Company’s common stock issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO, each with an exercise price of $5.00 per share (collectively, including any subsequently issued warrants with identical terms and conditions, the “Series W Warrants”). Pursuant to the Offer to Exercise, the Company is exercising its discretion in accordance with the warrant agreement that governs the Series W Warrants (the “Series W Warrant Agreement”) to temporarily reduce the exercise price of the Series W Warrants from $5.00 per share to $2.00 per share of common stock, payable in cash, on the terms and conditions set forth in the Offer to Exercise. There is no minimum participation requirement with respect to the Offer to Exercise.

As of December 31, 2017, the Company had: (i) 14,551,234 shares of common stock outstanding; (ii) 301,416 shares of issuable upon conversion of the Company’s Series A convertible preferred stock (“Series A Preferred Stock”), (iii) 268,001 shares of issuable upon exercise of the Company’s Series A Warrants, each to purchase one share of common stock, (iv) 357,259 shares issuable upon conversion of the Company’s Series A-1 convertible preferred stock (“Series A-1 Preferred Stock”), (v) 279,837 shares issuable upon exercise of the Company’s Series A-1 Warrants, each to purchase one share of common stock, (vi) 10,567,845 shares issuable upon exercise of the Company’s Series W Warrants, (vii) 1,473,640 shares issuable upon exercise of the Company’s Series S Warrants, each to purchase one share of common stock, (viii) 106,000 shares issuable upon exercise of the purchase option granted to the selling agents in the Company’s IPO, and (ix) 1,936,924 shares issuable upon exercise of the Company’s outstanding employee stock options. In addition, (w) each Series A Warrant is exchangeable for four Series X Warrants, each to purchase one share of common stock, (x) each Series A-1 Warrant is exchangeable for either five Series W Warrants or four Series X-1 Warrants, each to purchase one share of common stock, (y) dividends on the Series A Preferred Stock may be paid in additional shares of Series A Preferred Stock or in shares of our common stock, and (z) 1,515,011 shares are reserved for issuance under the Company’s 2014 Long-Term Incentive Equity Plan, excluding the shares underlying the outstanding employee stock option awards issued under such plan.

(c) Information about the trading market and price of the Series W Warrants and the Company’s common stock under “Description of the Offer to Exercise — Section 12. Trading Market and Price Range of Common Stock” of the Offer to Exercise is incorporated herein by reference.

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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o PAVmed Inc., One Grand Central Place, Suite 4600, New York, New York 10165, telephone (212) 949-4319.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position with the Company
Lishan Aklog, M.D.	Chairman and Chief Executive Officer
Michael Glennon	Vice Chairman
Dennis M. McGrath	Executive Vice President and Chief Financial Officer
Brian deGuzman, M.D.	Chief Medical Officer
Ira Scott Greenspan	Director
James L. Cox, M.D.	Director
Joshua R. Lamstein	Director
Ronald M. Sparks	Director
David Weild IV	Director
David S. Battleman, M.D.	Director

Pavilion Venture Partners LLC, an entity controlled by Dr. Aklog, beneficially owns approximately 39.8% of the Company’s outstanding common stock. HCFP/Capital Partners III LLC, an entity controlled by Dr. Aklog and Mr. Greenspan, beneficially owns approximately 28.0% of the Company’s outstanding common stock.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Exercise” of the Offer to Exercise is incorporated herein by reference.

(b) See Item 8 below for a description of the executive officers, directors and affiliates who hold Series W Warrants. Each such person is eligible to participate in the Offer to Exercise on the same terms and conditions as the other holders of the Series W Warrants. No such person has entered into any agreement or otherwise indicated to the Company whether or not such person intends to participate in the Offer to Exercise.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) See Item 9 below. In addition, each of HCFP/Capital Partners III LLC and Pavilion Venture Partners LLC has entered into an agreement with the Company, pursuant to which each may exercise the Series W Warrants held by them prior to the Company’s initial public offering on a cashless basis as long as such warrants remain held by them (or certain permitted transferees). In addition, pursuant to the warrant agreement governing the Series W Warrants, the Series W Warrants held by HCFP/Capital Partners III LLC, Pavilion Venture Partners LLC, Dr. Aklog and Mr. Greenspan prior to the IPO are not subject to redemption as long as such warrants remain held by them.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information about the purposes of the transaction under “Description of the Offer to Exercise — Section 2. Purposes of the Offer to Exercise and Use of Proceeds,” of the Offer to Exercise is incorporated herein by reference.

(b) The Series W Warrants will cease to exist upon their exercise. Pursuant to the Offer to Exercise, Series W Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c) No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Series W Warrants in connection with this Offer to Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

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●	Any holder of Series W Warrants who elects to exercise his, her or its Series W Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of December 31, 2017, the Company had 14,551,234 shares of common stock outstanding. The Series W Warrants outstanding as of December 31, 2017 are exercisable for an aggregate of 10,567,845 shares of common stock. Assuming all such Series W Warrants are exercised for cash, the Company’s outstanding shares of common stock would increase to 25,119,079 shares, with the shares issued upon exercise of the Series W Warrants representing approximately 42% of the then outstanding shares of common stock. In such event, the Company would receive gross proceeds of $21,135,690 from the exercises.

●

The Company expects to conduct a rights offering promptly following the expiration of this Offer to Exercise (the “Rights Offering”). In the Rights Offering, the Company will issue as a dividend to its stockholders one transferrable right for each share of the Company’s common stock outstanding. Each right will entitle its holder to purchase one unit, comprised one share of common stock and one Series Z Warrant. Each Series Z Warrant will entitle its holder to purchase one share of common stock.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Not applicable.

(b) Not applicable.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) As of December 31, 2017, there were outstanding Series W Warrants to purchase an aggregate of 10,567,845 shares of common stock. The Company’s executive officers, directors and/or control persons, as described below, hold the following Series W Warrants and will be entitled to participate in the Offer to Exercise on the same terms and conditions as the other holders of Series W Warrants. However, no such person has entered into any agreement or otherwise indicated to the Company whether or not such person intends to participate in the Offer to Exercise.

Name	Position with the Company	Number of Series W Warrants Held	Percentage of Series W Warrants Held
Lishan Aklog, M.D.	Chairman and Chief Executive Officer	7,937,544	75.1%
Michael Glennon	Vice Chairman	–	–
Dennis M. McGrath	Executive Vice President and Chief Financial Officer	–	–
Brian deGuzman, M.D.	Chief Medical Officer	–	–
Ira Scott Greenspan	Director	5,694,855	53.9%
James L. Cox, M.D.	Director	–	–
Joshua R. Lamstein	Director	83,717	0.8%
Ronald M. Sparks	Director	–	–
David Weild IV	Director	–	–
David S. Battleman, M.D.	Director	–	–

The Series W Warrants beneficially owned by Dr. Aklog include 5,646,562 Series W Warrants held by HCFP/Capital Partners III LLC, an entity controlled by Dr. Aklog and Mr. Greenspan, 2,220,532 Series W Warrants held by Pavilion Venture Partners LLC, an entity controlled by Dr. Aklog, and 20,000 Series W Warrants held by HCFP/AG LLC, an entity controlled by Dr. Aklog and Mr. Greenspan. The Series W Warrants beneficially owned by Mr. Greenspan include the Series W Warrants held by HCFP/Capital Partners III LLC and HCFP/AG LLC. Each of HCFP/Capital Partners III LLC and Pavilion Venture Partners LLC beneficially owns more than 10% of the Company’s common stock and may be deemed a control person with respect to the Company.

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Except as set forth above, none of the Company’s other directors, executive officers or control persons hold Series W Warrants.

(b) Except as set forth below, none of our directors or executive officers participated in any transaction involving the Series W Warrants during the past 60 days:

●

On November 22, 2017, HCFP/Capital Partners IIIB LLC (“CPIIIB”), an entity controlled by Lishan Aklog, M.D., the Company’s chairman of the board and chief executive officer, and Ira Scott Greenspan, a member of the Company’s board of directors, distributed 192,317 Series W Warrants on a pro rata basis to the holders of CPIIIB’s membership interests.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company may retain an information agent and/or one or more warrant solicitation agents for the Offer to Exercise. If retained, the Company expects that the information agent will receive reasonable and customary compensation for its services, plus reimbursement for expenses, and will be indemnified by the Company against certain claims and expenses that arise out of the performance of their services. If retained, the Company expects that any warrant solicitation agent will use reasonable commercial efforts to contact holders of the Series W Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Exercise. Any warrant solicitation agent will receive a fee equal to a percentage of the cash exercise prices paid by holders of the Series W Warrants who participate in the Offer to Exercise. In addition, the Company expects to reimburse any warrant solicitation agent for its reasonable out-of-pocket expenses and attorney’s fees, up to a set maximum amount. The Company may also agree to indemnify any warrant solicitation agent against certain liabilities in connection with the Offer to Exercise, including certain liabilities under the federal securities laws.

The Company may also use the services of its officers and employees to solicit holders of the Series W Warrants to participate in the Offer to Exercise without additional compensation.

ITEM 10. FINANCIAL STATEMENTS.

(a) The financial information required by Item 1010(a) is included under “Description of the Offer to Exercise — Section 16. Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Exercise, as amended and supplemented, is incorporated by reference.

(b) The pro forma financial information required by Item 1010(b) is included under “Description of the Offer to Exercise — Section 16. Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Exercise, as amended and supplemented, is incorporated by reference.

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ITEM 11. ADDITIONAL INFORMATION.

(a)          (1) Except as set forth in Items 5, 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Exercise.

(2) Except with respect to the prospectus supplements to the registration statements on Form S-1 (File Nos. 333-214288 and 333-222234) and Form S-3 (File No. 333-221406), filed on or about the date of this Schedule TO, which register the issuance of the shares of common stock underlying the Series W Warrants and are listed as exhibits under Item 12 and described in the Offer to Exercise, there are no applicable regulatory requirements or approvals needed for the Offer to Exercise.

(3) There are no applicable anti-trust laws.

(4) The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5) None.

(b)          Not applicable.

(c)          None.

ITEM 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Series W Warrants

(1)(B) Offer to Exercise

(1)(C) Form of Election to Participate and Exercise Series W Warrants

(1)(D) Form of Notice of Withdrawal

(1)(E) Notice of Guaranteed Delivery.

(1)(F) Form of Letter To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(1)(G) Form of Letter Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(4)(A) Prospectus Supplement to Registration Statements on Form S-1 (File Nos. 333-214288), filed under Rule 424(b), which registers the issuance of the shares of common stock underlying Series W Warrants (as filed with the SEC on January 11, 2018, and incorporated herein by reference).

(4)(B) Prospectus Supplement to Registration Statements on Form S-1 (File Nos. 333-222234), filed under Rule 424(b), which registers the issuance of the shares of common stock underlying Series W Warrants (as filed with the SEC on January 11, 2018, and incorporated herein by reference).

(4)(C) Prospectus Supplement to Registration Statements on Form S-3 (File Nos. 333-221406), filed under Rule 424(b), which registers the issuance of the shares of common stock underlying Series W Warrants (as filed with the SEC on January 11, 2018, and incorporated herein by reference).

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(5)(A) Annual Report on Form 10-K containing audited financial statements for the fiscal years ended December 31, 2016 and 2015 (as filed with the SEC on February 16, 2017 and amended on April 10, 2017, and incorporated herein by reference)

(5)(B) Report on Form 10-Q for the quarter ended September 30, 2017 (as filed with the SEC on November 14, 2017, and incorporated herein by reference)

(5)(C) Press release dated January 11, 2018.

(b)           Not applicable.

(d)           (1) Warrant Agent Agreement, dated April 28, 2016 by and between PAVmed Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on May 3, 2016).

(g)           None.

(h)           None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 11, 2018	PAVMED INC.

	By:	/s/ Lishan Aklog, M.D.
	Name:	Lishan Aklog, M.D.
	Title:	Chairman and Chief Executive Officer

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